Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 27, 2012

David R. Humphrey
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C., 20549

Re:	Excel Maritime Carriers Ltd Form 20-F for the Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-10137

Dear Mr. Humphrey:

Excel Maritime Carriers Ltd (the “Company”) filed its annual report for the period ended December 31, 2011 (the “2011 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2012.  On December 13, 2012, the Staff of the Commission (the “Staff”) provided comments relating to the Company’s 2011 Annual Report. On behalf of the Company, we are hereby providing the Company’s response to the Staff’s comments, which are, together with the Company’s responses to them, set forth below.

Item 5. Operating and Financial Review and Prospects

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels, page 61

1.
We note from your disclosure that the charter-free basic market value of your vessels is significantly lower than their carrying value at December 31, 2011. In order to present a balanced disclosure that highlights not just the potential impairment but also the trend of vessel values, please expand your disclosure with respect to the charter-free basic market values of your vessels to discuss such values on a comparative basis. In your response, please provide us with the disclosure you would have added to your 2011 Annual Report on Form 20-F had you presented such values on a comparative basis in that Annual Report.

Response:  The Company notes the Staff comment and respectfully proposes to revise its disclosure in future filings to include a comparative analysis of how the carrying values of the Company’s vessels compare to the charter-free market value of such vessels as of each balance sheet date presented in the financial statements included in the relevant annual report on Form 20-F. Had the Company presented such information in the 2011 Annual report, the related disclosure would be as follows (changes in the original disclosure are marked as underlined and bolded):

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies - Impairment of Long-lived Assets," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2011; (ii) the vessels which we believe have a basic market value below their carrying value; and (iii) the aggregate difference between carrying value and market value in respect of such vessels. This aggregate difference represents the amount by which we believe we would have to reduce our net income if we sold all such vessels in the current market environment, on industry standard terms, to a willing buyer, in cash transactions, in which we were not under any compulsion to sell and the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, they would be certified in class without notations of any kind. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Our estimates of basic market value are inherently uncertain because we obtain information from various industry and other sources. In addition, vessel values are highly volatile and, as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Vessel Name	Year Built	Year Purchased	Dwt	Vessel Carrying Value as at December 31, 2011(1)	Vessel Carrying Value as at December 31, 2010(1)
				(In U.S. dollar millions)
Mairaki	2011	2011	181,000	91.8	-
Christine	2010	2010	180,000	82.4	85.3
Sandra	2008	2008	180,274	133.6	138.7
Iron Miner	2007	2008	177,931	139.0	144.8
Kirmar	2001	2008	164,218	115.8	122.0
Iron Beauty	2001	2008	164,218	115.6	121.9
Lowlands Beilun	1999	2008	170,162	106.3	112.9
Iron Manolis	2007	2008	82,269	83.3	86.8
Iron Brooke	2007	2008	82,594	83.3	86.8
Iron Lindrew	2007	2008	82,598	83.2	86.7
Pascha	2006	2008	82,574	80.6	84.0
Coal Gypsy	2006	2008	82,221	80.6	84.0
Iron Anne	2006	2008	82,220	80.5	83.9
Iron Vassilis	2006	2008	82,257	80.4	83.9
Iron Bill	2006	2008	82,187	80.3	83.8
Ore Hansa	2006	2008	82,209	80.2	83.7
Iron Kalypso	2006	2008	82,224	80.1	83.7
Iron Fuzeyya	2006	2008	82,209	80.1	83.7
Santa Barbara	2006	2008	82,266	80.2	83.7
Coal Hunter	2006	2008	82,298	80.6	84.0
Iron Bradyn	2005	2008	82,769	77.5	81.1
Grain Harvester	2004	2008	76,417	73.0	76.4
Grain Express	2004	2008	76,466	72.8	76.3
Iron Knight	2004	2008	76,429	72.9	76.3
Coal Pride	1999	2008	72,493	58.8	62.3
Isminaki	1998	2004	74,577	27.4	29.2
Angela Star	1998	2005	73,798	29.7	31.6
Elinakos	1997	2005	73,751	29.2	31.1
Happy Day	1997	2005	71,694	29.5	31.5
Powerful	1994	2005	70,083	22.0	24.0
First Endeavour	1994	2004	69,111	19.5	21.1
Rodon	1993	2005	73,656	20.5	22.4
Birthday	1993	2005	71,504	19.6	21.4
Renuar	1993	2005	70,155	20.8	22.6
Fortezza	1993	2005	69,634	20.8	22.9
July M	2005	2007	55,567	53.2	55.7
Mairouli	2005	2007	53,206	53.4	55.8
Emerald	1998	2005	45,588	21.0	22.4
Princess I	1994	2005	38,858	16.0	17.5
Attractive	1985	2005	41,524	3.9	5.5
Lady	1985	2002	41,090	-	2.3
Marybelle	1987	2005	42,552	-	8.9
Total				2,579.3	2,622.6

(1) With the exception of the M/V Attractive as of December 31, 2011 and of the M/V Attractive, M/V First Endeavour, M/V Lady and M/V Marybelle as of December 31, 2010, we believe that for our remaining vessels, the basic charter-free market value is lower than the vessel's carrying value as of the respective balance sheet dates. We estimate that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $1.6 billion and $1.3 billion as of December 31, 2011 and 2010, respectively, however based on the assumptions discussed under "Critical Accounting Policies - Impairment of Long-lived Assets", the estimated undiscounted future cash flows for each of these vessels significantly exceeds the carrying values of these assets as at December 31, 2011 and 2010, respectively.

We refer you to the risk factor entitled "The market values of our vessels have declined and may further decrease. This could lead us to incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings, or default under our loan agreements."

Critical Accounting Policies

Impairment of Long Lived Assets, page 68

2.           We note from the disclosure in the first risk factor on page 9 that charter rates have been extremely volatile over the past decade, and that this volatility, caused in part by economic conditions and surplus tanker capacity, has impacted vessel fair market value and may impact liquidity due to the fair value covenants on your existing credit facilities. We also note from your disclosure on page 69 that you base the charter hire rates for unfixed days on the 10 year trailing charter rates in your impairment analysis of vessels, as well as your acknowledgement that results of the impairment analysis are highly sensitive to variances in the time charter rates and fleet utilization rates. Please expand the sensitivity analysis currently presented on page 69 to include, by vessel class, the 10-year trailing rate used and the “break –even” charter rate assuming all other factors remained constant.

3.           As a related matter, we note your disclosure at the bottom of page 69 that, should charter rates remain depressed for an extended period of time, you may be subject to further impairment charges. Please disclose, in tabular form by vessel class, the 1-year, 3-year, and 5-year trailing rates and the effect the use of each of these rates would have on your impairment analysis. Consider combining this disclosure with the disclosure of the break even rate requested, above.

Response to comments 2 and 3: The Company notes the Staff’s comments and respectfully proposes to revise its disclosure in future filings to include in a tabular form by vessel class the 10-year trailing rate used and the break- even charter rates, as well as the 1-year, 3-year and 5-year trailing rates and the effect the use of each of these three rates would have on the Company’s impairment analysis.

Had the Company presented such information in the 2011 Annual report, the related disclosure would be as follows (changes in the original disclosure are marked as underlined and bolded):

Impairment of Long-lived Assets

We follow the guidance under ASC 360, "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for expenses, while these assumptions are always subject to changes based on the economic conditions applicable by the time we are performing the tests.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates such as forward freight agreements or FFAs) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate in operating expenses ranging from 3% to 4% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $200 per light weight ton, or LWT, in accordance with our vessels' depreciation policy discussed above.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

We performed the annual vessel impairment test for 2011 utilizing the same framework for estimating projected undiscounted cash flows as in our 2010 impairment analysis. Despite the market weakening prevailed during 2011 as compared to the year ended December 31, 2010 and to market participants estimates for the fiscal year 2011, our operating costs were kept at low levels offsetting, to a great extent, the negative impact of the 2011 charter rates in the net operating cash flows per vessel. Our impairment test provided no indication of impairment on any of our vessels as of that date.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break even rate” for each major class of vessels is presented below:

	Average estimated daily Time charter equivalent rate used	Average Break Even rate
Capesize	$53,048	$24,102
Panamax(1)	$28,669	$17,428
Handymax(2)	$21,277	$13,932

(1) Includes Kamsarmax vessels, which are comparable to Panamax vessels.
(2) Includes Supramax vessels, which are comparable to Handymax vessels.

Our impairment test is highly sensitive to variances in the time charter rates and fleet utilization. It also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs allowing for approximately 50% sensitivity variances in the time charter rates, based on the applicable FFA rates, for the first two years (2012- 2013) and 2% sensitivity variances in fleet utilization and indicated no impairment on any of our vessels as of December 31, 2011.

Based on the same set of assumptions and estimates and, provided that charter rates and vessel values do not further deteriorate, our management believes it is probable that we will be able to meet, at future covenant dates, the financial covenants of our loan agreements, as currently effective.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will deteriorate or improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability and future assessments of vessel impairment.

For the purposes of presenting to our investors with additional information to determine how the Company’s future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average trailing rates and the effect the use of each of these rates would have on the Company’s impairment analysis.

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Capesize	$15,657	$483.5	$30,542	-	$62,848	-
Panamax (1)	$14,528	$978.3	$20,169	$46.5	$34,111	-
Handymax(2)	$10,782	$65.6	$14,969	-	$25,316	-

(1) Includes Kamsarmax vessels, which are comparable to Panamax vessels.
(2) Includes Supramax vessels, which are comparable to Handymax vessels.

Liquidity and Capital Resources

Capital Structure

Compliance with Loan Covenants, page 78

4.           Please tell us how market value of the vessels subject to the loan-to-value covenants is determined. Also, tell us whether or not the basic charter-free market values discussed on pages 61-63 are the same as the market values used for purposes of determining compliance with your loan covenants.

Response: The Company respectfully advises the Staff that the market value of the vessels subject to the loan-to-value covenant is determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and is derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

Additionally, the Company confirms that the market values used for purposes of determining compliance with its loan covenants are the same as the basic charter-free market values discussed on pages 61-63 and it will prospectively, beginning with its Annual Report on Form 20-F for the year ending December 31, 2012, include an affirmative statement in the Management’s Discussion and Analysis that the market values used in the vessel impairment and loan compliance evaluation are the same.

5.           As a related matter, please revise the tabular disclosure on page 79 to include, as of the latest covenant measurement date, the actual loan–to-value calculation for each credit facility.

Response:  The Company respectfully advises the Staff that it believes that it has provided similar information noted in the Staff’s comment in an alternative form by disclosing on page 78, the existent headroom before any covenant breach, as at the latest covenant measurement date. Such headroom has been determined by reference to each of the metrics which are considered the primary drivers affecting compliance with its loan agreements, including the vessels’ market values. Additionally, the Company believes that such disclosure is presented in a meaningful and pertinent way that is easy for investors to digest.  The Company therefore respectfully advises the Staff that it believes its current disclosure provides the necessary information without the additional changes requested by the Staff.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter address the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 661-7150.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ Gary J. Wolfe Gary J. Wolfe

SK 02545 0009 1344942